BIOHEART, INC.
June 5, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0510
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 6010
Bioheart, Inc.
Registration Statement on Form S-1
Filed February 13, 2007
File No. 333-140672
Dear Mr. Riedler:
I, Mr. William M. Pinon, Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 9, 2007, addressed to Howard J. Leonhardt, with respect to the above-referenced filing (the “SEC Comment Letter”). A marked copy of Amendment No. 1 (“Amendment No. 1”) showing the changes from the Registration Statement as originally filed is attached for your reference. The changes made in Amendment No. 1 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update business and financial information since the Company’s previous filing.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 1.
General
1. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to it use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.
RESPONSE: The copy of Amendment No. 1 provided to the Staff herewith includes the Company’s corporate logo on the front cover and a graph on page 75. The Company does not currently intend to include additional graphic, visual, or photographic information in the printed prospectus. If the Company determines it is desirable to do so, it will promptly provide such materials to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments in the event the Company provides any such material.
2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Securities and Exchange Commission
June 5, 2007

RESPONSE: The Company has not yet included a price range in the prospectus. The Company acknowledges that it must file a pre-effective amendment including a price range prior to circulating the prospectus and further acknowledges that once a price range is provided the Staff may have further comment.
3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.
RESPONSE: The Company respectfully acknowledges the Staff’s interpretation regarding the parameters of a “bona fide” price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.
4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has made all appropriate changes in the Registration Statement.
Prospectus Summary
5. You state that you are focused on the discovery, development and commercialization of therapies. We note that you have no products and that your focus to date has been on developing your therapy treatments. Also, disclosure in your MD&A section indicates that while you have expended funds to develop these therapies and conduct FDA testing, you have expended little or no funds for marketing, pre-marketing, sales or other commercial activity. Please revise your disclosure in this sentence and throughout the prospectus to reflect that you company is developing therapies that may or may not ever receive FDA or other regulatory approval or ever become commercialized.
RESPONSE: The Company has revised the disclosure throughout the document in accordance with the Staff’s comment to make clear that any commercialization activities will occur in the future subject to regulatory approval of its product candidates. Please see the revised disclosure on pages 1, 46, 61, F-7 and F- 26 of Amendment No. 1.
6. Through this section and the rest of your document, including your Business and Management’s Discussion and Analysis sections, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect to compete. In some places, you do not provide the source of your information. In that regards, please revise your document to indicate the sources of information you have relied upon in making these statements.
RESPONSE: The Company has revised the Registration Statement to indicate the sources of information it has relied upon in making these statements, including on pages 2 and 62.

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June 5, 2007

7. We note that much of the statistical information relating to your potential market relates to the estimated worldwide market and the market in the United States. Please revise to highlight the estimate for the market(s) where you expect to market your product candidates to the extent possible.
RESPONSE: The Company advises the Staff that it has only provided statistical information for the potential market in the United States and has not provided statistical information for the worldwide market. Although the Company has located statistics that it believes are helpful to understanding the potential size of the European and other markets where the Company intends to market its product candidates, such statistics are not from a source that the Company can publish.
8. We note your disclosure of the results of your clinical trials throughout this section and the rest of your document. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding safety and efficacy to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results. Also, where you discuss the results of your clinical trials, you should note any adverse events or side-effects that were observed.
RESPONSE: In response to Comment No. #9 below, the Company has revised the Prospectus Summary to delete the results of its clinical trials from the Prospectus Summary. The Company has revised its disclosure on pages 62 and 68 of Amendment No. 1 to insert the foregoing caveats in response to the Staff’s comment.
The Company has also revised its disclosure on page 62 to note adverse events observed in connection with the MYOHEART and SEISMIC Trials. The Company has described in detail in other parts of the Business section the adverse events observed during the course of each of its clinical trials. Please refer to pages 72 through 78 of Amendment No. 1. In addition, the Company has described these matters in detail in the risk factor entitled “Our product candidates may never be commercialized due to unacceptable side effects and increased mortality that may be associated with such product candidates.” on page 14 of Amendment No. 1. The Company respectfully submits to the Staff that the disclosure of these risks in Amendment No. 1 provides sufficient information to investors to understand the potential for delays in clinical development or commercialization associated with adverse events.
9. We note your disclosure of the results of your various clinical trial studies in this section. The disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In this regard, please relocate the disclosure regarding any efficacy results from the summary to your Business Section.
RESPONSE: The Company has revised Amendment No. 1 to delete the results of its clinical trials from the Prospectus Summary.
10. Please explain what Class II and Class III heart failure are the first time you use the terms.
RESPONSE: The Company has revised its disclosure on page 2 of Amendment No. 1 to explain Class II and Class III heart failure.

Securities and Exchange Commission
June 5, 2007

11. Please expand the first paragraph of the Summary to indicate that you have never successfully developed and obtained regulatory approval of any drug, device or therapy and highlight your net losses for 2006 and your accumulated deficit.
RESPONSE: The Company has revised its disclosure on page 2 of Amendment No. 1 to indicate that it has never successfully developed and obtained regulatory approval of any drug, device or therapy and to highlight its net losses for 2006 and its accumulated deficit.
12. Please expand the Summary section to briefly describe how you plan to generate revenue from the therapy you are developing, if you ever receive regulatory approval. This disclosure should be accompanied by appropriate warnings indicating that you may never receive the requisite approvals.
RESPONSE: The Company has revised its disclosure on pages 1 and 61 of Amendment No. 1 to describe how it plans to generate revenue from MyoCell, if it ever receives regulatory approval.
13. You state, “When injected into scar tissue within the heart wall, myoblasts have shown to be capable of engrafting in the surrounding tissue and differentiating into mature skeletal muscle cells and/or cells which exhibit properties of both skeletal and cardiac muscle cells.” It appears that you may not have enough evidence from your clinical trials to make this statement. Supplementally, please explain to us the basis for this statement.
RESPONSE: The Company has clarified this statement on pages 1, 61 and 67 of Amendment No. 1 to read as follows:
When injected into scar tissue within the heart wall, myoblasts have been shown to be capable of engrafting in the damaged tissue and differentiating into mature skeletal muscle cells. In a number of clinical and animal studies, the engrafted skeletal muscle cells have been shown to express various proteins that are important components of contractile function.
The Company supplementally advises the Staff that support for this statement has been derived from the following sources:
     (a) Human studies sponsored by Bioheart, including a post-mortem forensic study of a patient who participated in a clinical trial of MyoCell. The Company has supplementally provided to the Staff a copy of the Unaudited Adjunctive Immunopathology Report of such study. Please refer to the highlighted portions on pages B-5, B-7, B-8, B-9 and B-10 for a discussion which suggests that myoblast cells are capable of engrafting in damaged heart tissue in human patients and, following engraftment, exhibit certain properties typical of cardiac muscle cells.
The Company has also supplementally provided to the Staff the article entitled “Catheter Based Intramyocardial Injection of Autologous Skeletal Myoblasts as a Primary Treatment of Ischemic Heart Failure” by Smits, van Genus, Poldermans, et. al. which summarizes the results of the Company’s Pilot Trial of MyoCell in the Netherlands and which discusses that the engrafted skeletal muscle cells have

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June 5, 2007

been shown to express various proteins that are believed to be responsible for controlling contraction in cardiac muscle cells. Please refer to the highlighted portions on pages 2063, 2067 and 2068.
     (b) Human studies sponsored by persons other than Bioheart. The Company has supplementally provided to the Staff the following journal articles summarizing the results of certain of these studies, including:
          (i) “Viability and Differentiation of Autologous Skeletal Myoblast Grafts in Ischaemic Cardiomyopathy” by Hagege, Carrion, Menasche, et. al. Please refer to the highlighted portions on pages 491 and 492 of this article.
          (ii) “Safety and Feasibility of Autologous Myoblast Transplantation in Patients with Ischemic Cardiomyopathy” by Did, Michler, Pagani, et. al. Please refer to the highlighted portions on pages 1748, 1749, 1752 and 1754.
          (iii) “Autologous Skeletal Myoblasts Transplanted to Ischemia-Damaged Myocardium in Humans” by Pagani, DerSimonian, Zawadzka, et. al. Please refer to the highlighted portions on pages 879, 885 and 886.
     (c) Animal studies sponsored by Bioheart and persons other than Bioheart. These studies are summarized in the attachment entitled “Synopsis of Pre-Clinical Study Data” supplementally provided to the Staff.
The Company has also supplementally provided to the Staff the journal article entitled “Evidence for Fusion Between Cardiac and Skeletal Muscle Cells” by Reinecke, Minami, et. al. This article directly addresses the fusion of myoblasts and cardiomyocytes, which the authors conclude give rise to a subpopulation of hybrid cells. Please refer to the highlighted portions on pages 1, 3 and 4.
14. You state, “Although we believe many of the trials are different from the trials sponsored by us in a number of important respects, it is our view that the trials have advanced the cell therapy’s understanding of the potential opportunities and limitations of myoblast-based therapies.” Supplementally, please explain the basis for this view. If this statement is not adequately supported, you should consider deleting it.
RESPONSE: The Company supplementally advises the Staff that, as mentioned on pages 2, 62 and 68 of Amendment No. 1, in addition to studies the Company has sponsored, the Company believes myoblast-based clinical therapies have been the subject of at least eleven pilot, Phase I or Phase II clinical trials involving more than 325 enrollees, including at least 200 treated patients. The Company has located certain results from approximately eight of these clinical trials which have been published in various scientific journals. The Company has supplementally provided to the Staff the following journal articles, which summarize the results from certain of these trials:
          (i) “Safety and Feasibility of Autologous Myoblast Transplantation in Patients with Ischemic Cardiomyopathy” by Did, Michler, Pagani, et. al.

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June 5, 2007

          (ii) “Autologous Skeletal Myoblast Transplantation for the Treatment of Postinfarction Myocardial Injury: Phase I clinical study with 12 months of follow-up” by Siminiak, Kalawski, Fiszer, et. al.
          (iii) “Autologous Skeletal Myoblasts Transplanted to Ischemia-Damaged Myocardium in Humans” by Pagani, DerSimonian, Zawadzka, et. al.
          (iv) “Autologous intramyocardial injection of cultured skeletal muscle-derived stem cells in patients with non-acute myocardial infarction” by Herreros, Prosper, Perez, et. al.
The largest clinical trial of myoblast-based cell therapies for the treatment of heart damage to date has been the Myoblast Autologous Graft in Ischemic Cardiomyopathy (MAGIC) clinical trial sponsored by MG Biotherapeutics, LLC. The results of this clinical trial are summarized on pages 78 and 79 of Amendment No. 1. The Company has supplementally provided to the Staff an abstract from the American Heart Association Scientific Sessions summarizing the results of the MAGIC clinical trial.
A number of these trials, including the MAGIC Trial, have tested myoblast implantation delivered via coronary artery bypass graft surgery, which we believe differentiates these clinical trials from the trials conducted by the Company. These trials also differ in a number of other important respects, including, but not limited to, patient eligibility criteria, means of measuring results, prerequisite of using other therapies in conjunction with the myoblast therapy such as, drug therapies, Implantable Cardioverter Defibrillators and Left Ventricular Assist Devices, the number of cells injected, the number of injections received by each patient and trial safety and efficacy endpoints.
Despite the variability in protocols, the Company believes that the cell therapy industry’s understanding of the potential opportunities and limitations of myoblast-based therapies has been augmented by these clinical trials by providing further information as to:
          (i) the desired quantities of myoblast cells to be delivered as part of the therapy;
          (ii) the desired number of injections of myoblast cells;
          (iii) the perceived advantages and disadvantages of various measurement techniques;
          (iv) the risk of arrhythmia in connection with this therapy and various methods to manage this risk;
          (v) the desired methods of administering the therapy, including information as to advantages and disadvantages of various types of catheters; and
          (vi) the desired therapies to be used in conjunction with the myoblast therapy;
The Company also believes that these clinical trials have educated investigators and clinical trial institutions regarding the potential availability of this type of clinical cell therapy.

Securities and Exchange Commission
June 5, 2007

15. Immediately following the business strategy section on page 2, please expand the Summary to discuss briefly the risks associated with an investment in the company, its business, etc.
RESPONSE: The Company has revised its disclosure on page 3 of Amendment No. 1 to discuss briefly the risks associated with an investment in the Company.
Risk Factors, page 7
“We are a development stage...” page 7
16. Please revise to quantify the losses for each of the last three years, state that you expect to continue to incur significant operating losses in future periods.
RESPONSE: The Company has revised its disclosure on page 8 of Amendment No. 1 to quantify the losses incurred in each of the last three years and further clarify that it expects to continue to incur significant operating losses in future periods.
17. You state that your lead product candidate is not expected to generate any material revenues until 2008 or 2009. This expectation appears very speculative given your stage of development and regulatory progress to date. Here and throughout the prospectus, you should temper all statements about expected revenue with appropriate caveats indicating that you may never achieve commercialization of your therapies or regulatory approval.
RESPONSE: The Company has revised its disclosure on pages 8, 47, 50 and 56 of Amendment No. 1 to include caveats indicating that it may never achieve commercialization of its therapies or regulatory approval.
“Management believes that in connection with...” page 8
18. Please update this risk factor regarding the going concern opinion you will receive and explain the significance of such a qualification.
RESPONSE: The Company’s financial statements for the year ended December 31, 2006 did not contain a going concern opinion and, accordingly, the Company has deleted this risk factor from Amendment No. 1.
“We may need substantial additional funding...” page 8
19. You state here that you may need additional funding. It appears that you will need additional funding. Please revise this risk factor and throughout the filing to reflect this fact.
RESPONSE: As indicated in Amendment No. 1, assuming the Company secures $        million of net proceeds in connection with this offering, the Company believes that the net proceeds of this offering together with its existing cash and cash equivalents will be sufficient to fund the Company’s currently budgeted cash needs for at least the next 24 months. As indicated in Amendment No. 1, the Company

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hopes to be generating material revenues from the sale of its product candidates by early 2009. Accordingly, while there is a material risk that the Company may need additional funding as discussed in detail on pages 11 and 12 of Amendment No. 1, the Company has not definitively determined that it will need additional financing beyond the proceeds of this offering. Based upon the foregoing, the Company respectfully advises the Staff that it believes it to be more appropriate to state that it “may” rather than “will” need additional financing.
20. Consider creating separate risk factors for the various factors referenced in the bullet list.
RESPONSE: The Company respectfully advises the Staff of its belief that, with the exception of the bullet regarding the ongoing availability of funds from foreign governments to build new manufacturing facilities, the various factors referenced in the bullet list are discussed in greater detail in other risk factors. Please see the table below which references the risk factors that the Company believes more specifically address the factors discussed in the bullet list.
The Company has revised the risk factor entitled “We have only limited experience culturing our cell-based product candidates, and we may not be able to culture our product candidates in quantities sufficient for clinical studies or for commercial sale. We also face certain risks in connection with our use of third party manufacturers and cell culturing service providers.” on pages 21 and 22 of Amendment No. 1 to include a more detailed discussion of the risk associated with the ongoing availability of funds from foreign governments to build new manufacturing facilities.

Bullet Point	Risk Factor(s) Addressing the Issue
the scope, rate of scientific progress, results and cost of our clinical trials and other research and development activities;	If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, we will not be able to commercialize our product candidates.

Our product candidates may never be commercialized due to unacceptable side effects and increased mortality that may be associated with such product candidates.

the costs and timing of seeking FDA and other regulatory approvals;	Risks Related to Government Regulation and Regulatory Approvals

our ability to obtain sufficient third-party insurance coverage or reimbursement for our product candidates;	The biopharmaceutical and medical communities have relatively little experience with therapies based on cellular medicine and, accordingly, if our product candidates do not become widely accepted by physicians, patients, third party payors and those healthcare communities, we may be unable to generate significant revenue, if any.

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June 5, 2007

There is substantial uncertainty as to the coverage that may be available and the reimbursement rates that may be established for our product candidates. Any failure to obtain third party coverage or an adequate level of reimbursement for our product candidates will likely have a material adverse effect on our business.

the effectiveness of commercialization activities (including the volume and profitability of any sales achieved);	Risks Related to Commercialization of our Product Candidates

our ability to establish additional strategic, collaborative and licensing relationships with third parties with respect to the sales, marketing and distribution of our products, research and development and other matters and the economic and other terms and timing of any such relationships;
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.

Our success will depend in part on establishing and maintaining effective strategic partnerships, collaborations and licensing agreements.

the costs involved in any potential litigation that may occur;	Litigation or other proceedings relating to patent and other intellectual property rights could result in substantial costs and liabilities and prevent us from commercializing our product candidates.
If our clinical trials are unsuccessful..., page 10
21. This risk factor is written such that it almost assumes that you obtain regulatory approval. You expand the risk factor to emphasize more emphatically that you may not achieve approval.
RESPONSE: The Company has revised the disclosure on pages 12 and 13 of Amendment No. 1 to emphasize more emphatically that the Company may not achieve regulatory approval of its product candidates.
“Our cell-based candidates...,” page 12

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June 5, 2007

22. You state that you are subject to the risks of failure inherent in the development of product candidates based on new technologies and provide one example of those risks. You should expand this risk factor or create additional risk factors which articulate and explain each of the material risks and not assume that the reader knows what they are.
RESPONSE: The Company has revised the disclosure in this risk factor on page 15 of Amendment No. 1 to articulate and explain what the Company believes to be the most material risks of failure inherent in the development of product candidates based on new technologies.
“Our business involves the use of hazardous materials....,” page 15
23. We note that you currently maintain very limited insurance coverage related to your use of hazardous materials. Please indicate if you intend to seek such coverage and approximately when you intend to do so. Also, here and in the MD&A, please note and quantify to the extent possible expected increases in expense for coverage for hazardous waste or other forms of insurance coverage going forward, if any.
RESPONSE: The Company has updated its disclosure on page 19 of Amendment No. 1 to indicate that it has secured insurance coverage of up to $250,000 to cover claims arising from its use and disposal of hazardous substances. The Company supplementally advises the Staff that, at this time, it does not currently intend to seek any additional insurance coverage for hazardous waste going forward.
“Risks Related to Our Intellectual Property” page 20
24. Please disclose who has the obligations to take necessary actions to protect patents under your license and collaboration agreements. If you do not have the obligation to take action, do you have the right to take necessary actions if the other party does not?
RESPONSE: The Company has revised its disclosure to add a risk factor entitled “[w]e generally do not have the right under our material license agreements to control the protection of the patents licensed thereunder and, as a result, our licensors may take actions and make decisions that could materially adversely affect our business” on page 25 of Amendment No. 1. The Company also respectfully refers the Staff to the section entitled “Business — Technology In-Licenses and Other Agreements” (pages 88 through 93 of Amendment No. 1) for a more detailed discussion regarding the Company’s rights to control the protection of its patents under its material license agreements.
“We have licensed...,” page 20
25. You mention the license agreement with Cell Transplants. Please file this agreement as an exhibit with your next amendment and file all material contracts as exhibits to the registration statement consistent with Item 601(b)(10) of Regulation S-K.
RESPONSE: The Company has filed the license agreement with Cell Transplants as Exhibit 10.9 with Amendment No. 1. The Company respectfully acknowledges the Staff’s comment regarding filing all

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June 5, 2007

material contracts as exhibits to the Registration Statement consistent with Item 601(b)(10) of Regulation S-K and notes that it either has filed or will file all such agreements as soon as possible.
Other Risks Related to Our Business, page 26
26. Many of the risk factors in this subsection are generic in that you do not explain with any specificity how they pertain to the company. You should expand each risk factor to explain why it is a risk to the company and describe any past experience which would help explain the risk.
RESPONSE: In response to the Staff’s comment, the Company has revised the following risk factors:
     • Our operations are consolidated primarily in one facility. A disaster at this facility is possible and could result in a prolonged interruption of our business. (page 32 of Amendment No. 1);
     • We depend on attracting and retaining key management and scientific personnel and the loss of these personnel could impair the development of our products candidates. (page 32 of Amendment No. 1);
     • If we acquire other businesses and technologies our performance may suffer. (page 32 of Amendment No. 1);
     • We may not be able to effectively manage our future growth. (page 33 of Amendment No. 1);
     • Expansion into international markets is important to our long-term success, and our inexperience in operations outside the United States increases the risk that our international operations may not be successful. (page 33 of Amendment No. 1); and
     • Our industry is subject to rapid technological change. (page 35 of Amendment No. 1).
“Our internal control over financial reporting...,” page 28
27. Please expand this risk factor to describe the nature and provide a description of the material weakness you reference. You should also quantify its potential impact, if possible. Also, state what you have done to remedy the material weakness and whether or not it is been remedied fully.
RESPONSE: The Company has revised the disclosure on page 34 of Amendment No. 1 in response to the Staff’s comment.
“We do not intend to pay cash dividends...,” page 32
28. Please revise this risk factor to state that because you do not anticipate paying any dividends on the common stock, capital appreciation, if any, of your common stock will be the investor’s sole source of gain.

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RESPONSE: The Company has revised the disclosure on pages 38 and 40 of Amendment No. 1 to state that, because it does not anticipate paying any dividends on the common stock, capital appreciation, if any, of the Company’s common stock will be the investor’s sole source of gain from an investment in the common stock.
Special Note Regarding Forward Looking Statements, page 33
29. On page 33, please expand the last sentence of this section to state that the forward-looking statements are also excluded from Section 21E of the Exchange Act.
RESPONSE: The Company has revised the disclosure on page 39 of Amendment No. 1 in response to the Staff’s comment to state that the forward-looking statements are also excluded from Section 21E of the Exchange Act.
Use of Proceeds, page 40
30. In addition to the approximate amount, please disclose the timing of the proceeds you plan to use for each of you lead candidates, including where in the development process you expect to be after the expenditure of these proceeds.
RESPONSE: The Company has revised its disclosure on page 40 of Amendment No. 1 to indicate where in the development process it expects to be after the expenditure of proceeds for its lead product candidate.
31. Please describe which “general corporate purposes” you plan to use the proceeds from this offering for. State an approximate dollar amount for each. You indicate that you may use a portion of your net proceeds for potential acquisitions, collaborations, etc. Please clarify from which currently specified allocation(s) you will take funds for such possible use.
RESPONSE: The Company has revised its disclosure on page 40 of Amendment No. 1 to clarify that it intends to use a portion of the net proceeds from this offering for the repayment of certain debt obligations and for the development of a sales and marketing force. The Company respectfully advises the Staff that it does not have a specific plan, timeline or budget for the allocation of net proceeds of this offering other than as detailed in the “Use of Proceeds” section on page 40 of Amendment No. 1. Accordingly, the Company respectfully advises the Staff that it believes that greater specificity regarding the use of proceeds for general corporate purposes would not be appropriate or practicable.
The Company does not currently have any understandings, commitments or agreements for any potential acquisitions of technologies or businesses. To the extent the Company determines to pursue any such acquisitions, the Company anticipates that the funds for such purpose will be taken from the funds allocated to “general corporate purposes”.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Financial Operations Overview, page 40
Research and Development, page 40

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June 5, 2007

32. We note your assertion that you do not track certain cost on a project basis. Please revise your disclosure to clearly indicate the amounts spent towards each specific project such as amounts spent on clinical trials that are identifiable on a project basis.
RESPONSE: The Company respectfully advises the Staff that many of its costs are not attributable to a specifically identified product candidate because the Company allocates capital, material and personnel resources across a variety of projects. However, the Company has revised its disclosure on page 48 of Amendment No. 1 to indicate the approximate amounts spent by the Company to date on the pre-clinical and clinical development of MyoCell and MyoCath, respectively.
Stock-Based Compensation, page 41
33. Your disclosure here refers to an independent valuation firm in determining the fair value of your common stock. The reference to an independent valuation firm equates to the use of a valuation expert. Please name the independent valuation firm and provide their consent in the registration statement. In addition, please include a more robust discussion of the valuation methodology used in the determination of this stock price. Include whether these valuations are contemporaneous and why management chose the timing of the valuations and did not enlist a third party in that valuation.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has deleted the reference to the valuation expert on page 48. The Company has revised its disclosure on page 48 of Amendment No. 1 to describe in greater detail the valuation methodologies used in the determination of the fair value of the common stock.
Liquidity and Capital Resources, page 45
34. We note in your discussion of page [45] where you discuss “sources” of cash that you include the impact of stock based compensation. Please explain to us how this is a “source” of cash. Please note that this discussion is not intended to mimic the information already presented in your statement of cash flows, but it is intended to identify the true activities that result in changes in your cash position.
RESPONSE: The Company supplementally advises the Staff of its belief that the by issuing stock compensation in lieu of cash in the year ended December 31, 2006, the Company was able to conserve cash resources that it would have otherwise used to satisfy these compensation obligations. The Company has revised its disclosure on page 53 of Amendment No. 1 to more specifically clarify that the “source” of cash is attributable to conservation of cash resources.
Commitments and Contingencies, page 48
35. It does not appear that you included any of the minimum royalty payments such as those connected with the William Beaumont Hospital described on page F-13 of your financial statements. Please revise your table to include those amounts or explain to us why you do not feel they are required to be included.

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June 5, 2007

RESPONSE: The Company has revised its disclosure on page 58 of Amendment No. 1 to include the minimum royalty payments to the William Beaumont Hospital in the table setting forth its commitments and contingencies at December 31, 2006.
Business, page 51
36. Please comply with each of the comments pertaining to the summary in the forepart and throughout the Business section.
RESPONSE: The Company has revised its disclosure on pages 61 through 103 of Amendment No. 1 to conform the Business section with the Staff comments pertaining to the Prospectus Summary.
Audited Consolidated Financial Statements — Years Ended December 31, 2005, page F-1 General
37. Please update all of the financial statements included in the filing as required by Rule 3-12(d) of Regulation S-X.
RESPONSE: The financial statements have been updated to comply with Rule 3-12 of Regulation S-X.
Notes to Consolidated Financial Statements, page F-7
8. Shareholders’ Equity, page F-14
Capital Stock, page F-14
38. Please explain to us why it does not appear that you included the effect of the March 2003 stock split on the shares issued prior to that date.
RESPONSE: The Company has revised its Consolidated Statement of Stockholders’ Equity and the notes related thereto to include the effect of the March 2003 split on shares issued prior to that date. Please see pages F-5, F-16 and F-17 of Amendment No. 1.
12. Subsequent Events, page F-17
Settlement Agreement, page F-18
39. It appears that portion of this settlement were for “unpaid salary for past services.” Please clarify which portions were related to the past services and how the settlement for those past services was recorded in the current period.
RESPONSE: The Company has revised its disclosure on page F-16 of Amendment No. 1 to clarify which portion of the settlement relates to unpaid salary for past services. As the amount of this liability for past services was not known and, thus, estimatable until 2006, the Company concluded that the amount was properly recorded in 2006 in accordance with SFAS No. 5 “Accounting for Contingencies.”
*****
In addition, the Company acknowledges that:

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           * should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
           * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
           * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.
Sincerely,
William M. Pinon